Exhibit 99.1

Trident Announces Termination of Deposit Agreement, Concurrent Changes to Share Capital and

Direct Listing of Ordinary Shares

SINGAPORE, June 16, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced its plan to terminate the amended and restated Deposit Agreement dated September 11, 2024, as amended, by and among the Company, Citibank, N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time (the “Deposit Agreement”), effective July 16, 2026 (the “Termination”).

In connection with the Termination, the Company will hold an extraordinary general meeting of shareholders on July 8, 2026 at which its shareholders will vote on a redesignation of the Company’s share capital, an increase to the Company’s authorized share capital, as well as a 240-for-1 share consolidation of its ordinary shares, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Share Consolidation”), to take effect immediately following the completion of the mandatory exchange of all outstanding ADSs of the Company for the underlying Class B ordinary shares of the Company pursuant to the termination of the Deposit Agreement.

The Depositary of the Company’s American depositary receipts (the “ADRs”) will distribute to all holders and beneficial owners of the Company’s ADRs a notification regarding the termination of the ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be July 16, 2026 (the “Effective Date”). On the Effective Date (with the Share Consolidation being effective), holders of ADSs will have their ADSs automatically cancelled and will be entitled to receive the corresponding underlying Class B ordinary shares, par value $US$0.0024 per share, at a rate of one (1) Class B ordinary share for each ADS cancelled (the “Mandatory Exchange”).

Following the Mandatory Exchange, the Class B ordinary shares are anticipated to trade directly on the Nasdaq Capital Market under the current trading symbol “TDTH”.

About Trident Digital Tech Holdings Ltd.

Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) is a Singapore-headquartered digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s strategy centers on entering high-growth economies through trusted digital identity infrastructure and expanding across adjacent government technology, digital commerce, cybersecurity, AI, and transaction-driven service verticals.

TDTH’s active initiatives include national digital identity infrastructure mandates, MSME digital tax formalization platforms, national digital commerce ecosystems, and enterprise cybersecurity deployments spanning Africa and the Asia-Pacific region. Through strategic partnerships, joint ventures, acquisitions, and technology-driven platform deployment, TDTH aims to establish scalable long-term digital infrastructure ecosystems serving both public and private sector markets.

With active operations and strategic initiatives in the Democratic Republic of Congo, Ghana, and Asia-Pacific markets, TDTH is positioning itself to capitalize on one of the largest global opportunities in digital transformation infrastructure.

Website: https://tridentity.me

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, anticipated platform adoption, onboarding targets, projected revenue opportunities, operational deployment expectations, platform scalability, monetization opportunities, AI integration opportunities, strategic partnerships, potential acquisitions, regulatory developments, government contracting processes, and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

PR & Media Contact:

Phoenix MGMT & Consulting

Press@PhoenixMGMTConsulting.com

888-228-0122

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: investor@tridentity.me